Mail Stop 4561

June 8, 2006

Mark Fusco
President and Chief Executive Officer
Aspen Technology, Inc.
Ten Canal Park
Cambridge, MA 02141

      Re: **Aspen Technology, Inc.**
              Form 10-K for Fiscal Year Ended June 30, 2005
              Forms 10-Q for Fiscal Quarter Ended September 30, 2005 and
              December 31, 2005

Dear Mr. Fusco:

      We have reviewed your response to our letter dated April 14, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended February 28, 2005

Management Report on Internal Control Over Financial Reporting, page M-1

1.   Please refer to comment 1 in our letter dated April 14, 2006. We have reviewed your response and note your quantitative and qualitative analysis of the adjustments by quarter for fiscal years 2003, 2004 and 2005. Based on this analysis we note that you believe that these misstatements did not require the restatement of each quarter due to the quantitative and qualitative considerations included in your response. However, for the first three quarters of fiscal year 2004, the misstatement appears to be quantifiably significant. Tell us how you

Mark Fusco
Aspen Technology, Inc.
June 8, 2006
Page 2

        considered including these adjustments in your quarterly financial information presented on page 47 of your 10-K, by showing the previously reported information and the restated information with a detailed explanation for the restatement. Please advise.

2.   Additionally, tell us why you did not make these adjustments during the periods affected, particularly during the restatement period for fiscal year 2004.

Form 10-Q For the Quarterly Period Ended March 31, 2006

Note 8 – Commitments and Contingencies

Class Action, page 17

3.   We note that the Company settled its class action lawsuit and paid $5.6 million into a settlement fund. Tell us how much of the settlement was paid by the Company and how much was paid by your insurance company. Tell us how you accounted for the Company's portion of this expense.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief